EXHIBIT 12

PENHALL INTERNATIONAL CORP. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	FISCAL YEAR ENDED JUNE 30,

	1999	2000	2001	2002	2003

Earnings before income taxes	$(7,337)	$10,326	$9,159	$(2,473)	$(9,361)
Fixed charges — interest expense (1)	14,580	15,920	15,624	14,747	14,839

	$7,243	$26,246	$24,783	$12,274	$5,478

Ratio of earnings to fixed charges	—	1.6 to 1	1.6 to 1	—	—
Coverage deficiency	$7,337	$—	$—	$2,473	$9,361

(1)  Fixed charges — interest expense includes a component for interest computed on rent expense that approximates 30% of the total rent expense for each period presented.